UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Management Change

On June 29, 2026, NovaBridge Biosciences (the “Company”) announced the appointment of Srishti Gupta, MD MPP as Chief Executive Officer of the Company and as a member of the Board of Directors of the Company, each effective as of July 1, 2026. Dr. Gupta succeeds Xi-Yong (Sean) Fu, who tendered his resignation as the Company’s Chief Executive Officer and as a member of the Board of Directors of the Company, effective June 30, 2026. Dr. Fu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Dr. Fu will support the Company in an advisory capacity during the transition.

Dr. Gupta served as Chief Executive Officer of Idorsia Pharmaceuticals Ltd (SIX: IDIA) from July 2025 to March 2026, and as a member of its board of directors from 2021 to March 2026. From 2003 to 2021, Dr. Gupta was at McKinsey & Company, where she held the position of Senior Expert and Global Director, and led the firm’s Global Health Practice for over a decade. She also served on the faculty at the MIT Sloan School of Management.

Dr. Gupta serves as a member of the board of directors of Santhera Pharmaceuticals (SIX: SANN) since May 2026. She has served on the board of directors of Invivyd, Inc. (Nasdaq: IVVD) from May 2024 to May 2025, where she chaired the Compensation Committee of the board of directors. She has been on the board of directors of Partners in Health since October 2023, a member of the Board of Trustees of the International Vaccine Institute since May 2025. She also serves as a member of the board of directors of the American Swiss Foundation and as a founding board member of BackPack. She served as a member of the board of directors of TB Alliance from December 2024 to January 2026 and as a member of the board of directors of Norrsken Foundation from January 2022 to May 2025.

Dr. Gupta holds a Doctor of Medicine from Harvard Medical School; a Master of Public Policy in international development from Harvard Kennedy School; a Master of Philosophy in Natural Sciences from the University of Cambridge; and a Master of Arts in Molecular and Cellular Biology, and a Bachelor of Arts in Biological Sciences, both from Harvard University.

A copy of the press release announcing Dr. Gupta’s appointment is attached hereto as Exhibit 99.1.

Other Changes

Each of Emmett T. Cunningham, Jr. M.D., Ph.D., MPH and Sean Cao, Ph. D. tendered their resignations as members of the Board of Directors of the Company, effective June 30, 2026. Their resignations were not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Dr. Cunningham will act as a member of the Scientific Advisory Board of the Company with effect from July 1, 2026. Mr. Mark Hagler tendered his resignation as President of the Company, effective July 1, 2026, and will continue to serve as Chief Commercial Officer of the Company.

Incorporation by Reference

The information set forth in this Report on Form 6-K, excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - NovaBridge Biosciences Appoints Dr. Srishti Gupta as Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Kyler Lei
Name	:	Kyler Lei
Title	:	Chief Financial Officer

Date: June 29, 2026